UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ACV AUCTIONS INC.

(Name of Subject Company (Issuer))

APPLE MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

COPART, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00091G104

(CUSIP Number of Class of Securities)

A. Jayson Adair

Chief Executive Officer

Copart, Inc.

14185 Dallas Parkway, Suite 300

Dallas, TX 75254

(972) 391-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Martin Korman Douglas K. Schnell Broderick K. Henry, Jr. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Austin March Brandon J. Middleton-Pratt Wilson Sonsini Goodrich & Rosati Professional Corporation 900 South Capital of Texas Highway Las Cimas IV, Fifth Floor Austin, TX 78746 (650) 493-9300

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Items 1 through 9 and Item 11.

This Tender Offer Statement on Schedule TO (together with any amendments or supplements hereto, this “Schedule TO”) relates to the offer by Apple Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Copart, Inc., a Delaware corporation (“Parent”), to acquire all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) of ACV Auctions Inc., a Delaware corporation (“ACV”), for $10.50 per Share, net to the seller in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 17, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The Offer to Purchase and the Letter of Transmittal are being mailed to stockholders of ACV together with the Schedule 14D-9 filed by ACV with the Securities and Exchange Commission (the “SEC”) on September 17, 2026.

The information set forth in the Offer to Purchase, including all schedules thereto, is expressly incorporated by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated September 17, 2026.

(a)(1)(ii)*	Form of Letter of Transmittal (including IRS Form W-9).

(a)(1)(iii)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Form of Notice of Guaranteed Delivery.

(a)(5)(i)	Joint press release issued by Copart, Inc. and ACV, dated September 10, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Copart, Inc. with the SEC on September 10, 2026).

(a)(5)(ii)	Investor presentation of Copart, Inc., dated September 10, 2026 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Copart, Inc. with the SEC on September 10, 2026).

(a)(5)(iii)	Social media posts of Copart, Inc., dated September 10, 2026 (incorporated by reference to Exhibit 99.1 to the Pre-Commencement Communication on Schedule TO filed by Copart, Inc. with the SEC on September 11, 2026).

(a)(5)(iv)	Transcript of Copart, Inc. investor presentation, dated September 10, 2026 (incorporated by reference to Exhibit 99.2 to the Pre-Commencement Communication on Schedule TO filed by Copart, Inc. with the SEC on September 11, 2026).

(a)(5)(v)*	Press release issued by Copart, Inc., dated September 17, 2026.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)**	Agreement and Plan of Merger, dated as of September 10, 2026, by and among ACV Auctions Inc., Copart, Inc. and Apple Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Copart, Inc. with the SEC on September 10, 2026).

(d)(2)	Form of Support Agreement, dated as of September 10, 2026, by and between Copart, Inc. and certain stockholders of ACV Auctions Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Copart, Inc. with the SEC on September 10, 2026).

Exhibit No.	Description

(d)(3)*	Confidentiality and Nondisclosure Agreement, dated June 5, 2026, by and between Copart, Inc. and ACV Auctions Inc.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table.

*	Filed herewith
**	Certain confidential information has been omitted pursuant to Item 601(a)(5) of Regulation S-K. Copart, Inc. hereby undertakes to furnish copies of any such information to the SEC upon request.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 17, 2026

APPLE MERGER SUB, INC.

By:	/s/ A. Jayson Adair
Name:	A. Jayson Adair
Title:	Chief Executive Officer

COPART, INC.

By:	/s/ A. Jayson Adair
Name:	A. Jayson Adair
Title:	Chief Executive Officer